Filed by Exxon Mobil Corporation

(Commission File No.: 001-02256)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Denbury Inc.

(Commission File No.: 001-12935)

The following are portions of an edited transcript of a conference call held by Exxon Mobil Corporation on July 13, 2023. The speakers are identified therein.

Jennifer Driscoll

Good morning, everyone. Welcome to ExxonMobil’s call to discuss this morning’s Denbury announcement. We appreciate you making yourselves available on short notice in connection with this announcement. I’m Jennifer Driscoll, Vice President - Investor Relations, and I’m joined by Kathy Mikells, Senior Vice President and Chief Financial Officer; and Dan Ammann, president of Low Carbon Solutions.

Our slides and the news release were posted this morning on the Investor Relations section of our website.

Kathy and Dan will be making brief remarks, referencing some of those slides, and then we’ll take your questions.

During the presentation, as usual we’ll make forward-looking comments. Those are subject to risks and uncertainties. We encourage you to read our cautionary statement on slides 2 and 3. We provide additional information on the risks and uncertainties that apply to any forward-looking statements in our Form 10-Ks and 10-Qs, which are available on the Investors section of our website. Please note that we also provided supplemental information at the end of our investor update slides.

The announcement we are making today is subject to a variety of additional disclosures and rules. Please refer to the presentation for additional information with respect to those disclosures.

And now, I’ll turn the call over to Dan.

Dan Ammann

Thanks, Jennifer, and thanks everyone for joining us.

We’re excited today to announce the acquisition of Denbury, a transaction that combines a unique set of assets and capabilities that will create significant value by accelerating our Low Carbon Solutions opportunities.

•	The advantaged infrastructure assets that we will have in aggregate will enable significant growth and drive strong returns for us across the U.S. Gulf Coast, one of the largest markets for CO2 emissions. Denbury’s CO2 pipeline network and permanent sequestration and storage locations are also strategically located near our own operations, providing an opportunity to drive synergies with our own carbon reduction efforts. We see an opportunity to reduce emissions across the Gulf Coast by up to 100 MTA, and this transaction will accelerate that, including over one third of the opportunity being actionable in the near term.

•	It's important to note that CSS is critical in its own right to drive large scale emissions reduction and it also underpins other significant low carbon value chains including hydrogen, ammonia, biofuels and DAC

•	Culturally, we see a strong fit, and our combined capabilities, expertise, assets, and balance sheet create a compelling customer proposition. If you’re looking to reduce your carbon footprint, our technology, scale, project execution, and value chain integration are unique in the world today. When combined with Denbury’s 20-plus years of experience managing CO2, and unique CO2 assets, that’s highly compelling, and we look forward to talking to potential customers about that.

•	The enhanced oil recovery assets of Denbury also provide near-term optionality for CO2 utilization while we continue to advocate for supportive policy and regulations, as the market develops, and we add a business that’s generating cash flow with low sustaining capex required, and a low carbon intensity footprint.

We also expect strong returns driven by synergy capture.

The combination improves our ability to offer third-party customers a cost-efficient transportation and storage system, which is much more effective than point-to-point solutions and will accelerate deployment. In addition, the near-term capital outlay is reduced, and our storage capabilities and optionality go up. We also expect to see above-field general and administrative efficiencies, as we leverage the strengths of the combined organizations.

As you’ve seen in our disclosure earlier today, this is an all-stock acquisition, valued at $4.9 billion, based on yesterday’s closing price. The fixed exchange ratio is 0.84 shares of XOM for each 1 share of Denbury. We expect the transaction to close in the 4th quarter, subject to approval by Denbury shareholders and normal regulatory approvals.

With that, let me turn it back to Jennifer.

Jennifer Driscoll

Thanks, Dan. We’ll now begin our Q&A session. As is our custom, we respectfully ask you to pose a single, one-part question, so that others may have a turn as well. Let’s start out with our first caller.

--- Questions and Answers ---

Now we will turn the call over to Kathy for a few closing remarks.

Kathy Mikells

Thanks, everyone, for joining the call on such short notice. We’re clearly excited about the acquisition of Denbury…how it will enable strong growth and returns by accelerating CCS deployment for ExxonMobil and our third-party customers. We’ve long understood that for CCS to be an effective emission-reduction technology, we’d need to deploy an integrated, cost-effective transportation and storage network rather than point-to-point solutions for individual customers. Denbury’s unique CO2 pipeline infrastructure, strategically located sequestration and storage sites, and depth of experience in transporting and utilizing CO2 are a huge enabler in executing that strategy across the Gulf Coast, one of the largest markets for CO2 emissions.

We look forward to welcoming the Denbury team to ExxonMobil and fully leveraging the positive momentum of both companies.

Jennifer Driscoll

With that, let me close with a few reminders. These slides and this morning’s news release are posted on the Investors section of our website. We are in our quiet period, but if you have a question about this announcement, please contact Investor Relations. Also please mark your calendars to join us for our quarterly earnings call at 7:30 AM central time on Friday, July 28th. Thanks for joining us today on short notice. Have a great afternoon.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Exxon Mobil Corporation (“ExxonMobil”) and Denbury Inc. (“Denbury”), ExxonMobil and Denbury will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 filed by ExxonMobil that will include a proxy statement of Denbury that also constitutes a prospectus of ExxonMobil. A definitive proxy statement/prospectus will be mailed to stockholders of Denbury. This communication is not a substitute for the registration statement, proxy statement or prospectus or any other document that ExxonMobil or Denbury (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EXXONMOBIL AND DENBURY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing important information about ExxonMobil or Denbury, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by ExxonMobil will be available free of charge on ExxonMobil’s internet website at www.exxonmobil.com under the tab “investors” and then under the tab “SEC Filings” or by contacting ExxonMobil’s Investor Relations Department at investor.relations@exxonmobil.com. Copies of the documents filed with the SEC by Denbury will be available free of charge on Denbury’s internet website at https://investors.denbury.com/investors/financial-information/sec-filings/ or by directing a request to Denbury Inc., ATTN: Investor Relations, 5851 Legacy Circle, Suite 1200, Plano, TX 75024, Tel. No. (800) 348-9030. The information included on, or accessible through, ExxonMobil’s or Denbury’s website is not incorporated by reference into this communication.

Participants in the Solicitation

ExxonMobil, Denbury, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Denbury is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 18, 2023, and in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023. Information about the directors and executive officers of ExxonMobil is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023, and in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of ExxonMobil and Denbury, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms and Denbury stockholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of ExxonMobil and Denbury to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against ExxonMobil, Denbury or their respective directors; the risk that disruptions from the proposed transaction will harm ExxonMobil’s or Denbury’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; rating agency actions and ExxonMobil and Denbury’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments, including regulatory implementation of the Inflation Reduction Act, timely and attractive permitting for carbon capture and storage by applicable federal and state regulators, and other regulatory actions targeting public companies in the oil and gas industry and changes in local, national, or international laws, regulations, and policies affecting ExxonMobil and Denbury including with respect to the environment; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the merger that could affect ExxonMobil’s and/or Denbury’s financial performance and operating results; certain restrictions during the pendency of the merger that may impact Denbury’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against ExxonMobil or Denbury, and other political or security disturbances; dilution caused by ExxonMobil’s issuance of additional shares of its common stock in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in policy and consumer support for emission-reduction products and technology; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for oil, natural gas, petrochemicals, and feedstocks and other market or economic conditions that impact demand, prices and differentials, including reservoir performance; changes in technical or operating conditions, including unforeseen technical difficulties; those risks described in Item 1A of ExxonMobil’s Annual Report on Form 10-K, filed with the SEC on February 22, 2023, and subsequent reports on Forms 10-Q and 8-K, as well as under the heading “Factors Affecting Future Results” on the Investors page of ExxonMobil’s website at www.exxonmobil.com (information included on or accessible through ExxonMobil’s website is not incorporated by reference into this communication); those risks described in Item 1A of Denbury’s Annual Report on Form 10-K, filed with the SEC on February 23, 2023, and subsequent reports on Forms 10-Q and 8-K; and those risks that will be described in the registration statement on Form S-4 and accompanying prospectus available from the sources indicated above. References to resources or other quantities of oil or natural gas may include amounts that ExxonMobil or Denbury believe will ultimately be produced, but that are not yet classified as “proved reserves” under SEC definitions.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither ExxonMobil nor Denbury assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on ExxonMobil’s or Denbury’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.